Exhibit 99.64

SHARE PURCHASE AGREEMENT

Share Purchase Agreement (the “Agreement”) dated February 5, 2018 among Aphria Inc. (the “Vendor”) and 2208744 Ontario Inc., 2208742 Ontario Inc., 2118769 Ontario Inc., Rockstar Kids Ltd. and NG Bahamas Ltd. (together, the “Purchasers” and each a “Purchaser”).

RECITALS:

A.                                    Aphria is the registered and/or beneficial owner of 26,716,025 common shares of Liberty Health Sciences Inc. (the “Corporation”).

B.                                    The Vendor wish to sell and the Purchasers wish to purchase common shares of the Corporation upon the terms and conditions contained in this Agreement.

In consideration of the foregoing and the mutual agreements contained in this Agreement (the receipt and adequacy of which are acknowledged), the Parties agree as follows.

Section 1                                             Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

“affiliate” has the meaning ascribed thereto in NI 45-106.

“Agreement” has the meaning ascribed thereto in the preamble.

“Closing” means the completion of the transaction of purchase and sale contemplated by this Agreement.

“Closing Time” means 8:00 a.m. (Toronto time) on the date hereof.

“Common Shares” means the common shares, without par value, in the capital of the Corporation.

“Corporation” has the meaning ascribed thereto in Recital A.

“Governmental Entity” means: (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“NI 45-106” means National Instrument 45-106 — Prospectus and Registration Exemptions.

“NI 62-104” means National Instrument 62-104 — Take-Over Bids and Issuer Bids.

“Parties” means the Vendor, the Purchasers and any other person who may become party to this Agreement.

“Pro Rata Share” means, with respect to each Purchaser, the percentage set out in Schedule “B”, representing the portion of the Purchase Price payable by each Purchaser relative to the Purchase Price.

“Public Statement” has the meaning ascribed thereto in Section 11.

“Purchase Price” has the meaning ascribed thereto in Section 3(1).

“Purchased Shares” has the meaning ascribed thereto in Section 2.

“Purchasers” has the meaning ascribed thereto in the preamble.

“Securities Act” means the Securities Act (Ontario).

“Securities Laws” means, collectively, any securities laws applicable to the transaction of purchase and sale contemplated by this Agreement, including, without limitation, the Securities Act and the rules and regulations made thereunder, the similar legislation, rules and regulations of the other Canadian provinces, other similar laws and rules of other relevant jurisdictions as well as the rules and policies of the Toronto Stock Exchange.

“Vendor” has the meaning ascribed thereto in the preamble.

Section 2                                             Purchase and Sale.

Subject to the terms and conditions of this Agreement, the Vendor hereby sells, assigns and transfers to the Purchasers and the Purchasers, severally, and not jointly, nor jointly and severally, hereby purchase from the Vendor an aggregate of 26,716,025 Common Shares (the “Purchased Shares”), as set out in Schedule “B”.

Section 3                                             Purchase Price.

(1)                                 The purchase price payable by the Purchasers to the Vendor for the Purchased Shares (the “Purchase Price”) shall be C$1.25 per Purchased Share resulting in an aggregate Purchase Price of C$33,395,031.25, which Purchase Price shall be paid by each Purchaser, according to his, her or its Pro Rata Share, by such Purchaser:

(a)                                 issuing to the Vendor a non-interest bearing, unsecured promissory note (the (“Promissory Note”), substantially in the form of Schedule “C”; and

(b)                                 causing such guarantor as the Vendor may request, acting reasonably, to guarantee the obligations of the Purchaser under the Promissory Note, pursuant to a guarantee, substantially in the form of Schedule “D”;

(2)                                 The Purchasers and the Vendor acknowledge and agree that the Purchase Price per Purchased Share, including any brokerage fees or commissions, is not greater than 115% of the “market price” of the Common Shares (as determined in accordance with Section 1.11 of NI 62-104) as at the date hereof.

Section 4                                             Vendor’s Representations and Warranties.

The Vendor represents and warrants as follows to each of the Purchasers (subject to Section 5(g)) at the date of this Agreement and acknowledges and confirms that each Purchaser is relying upon such representations and warranties in connection with the purchase of its Purchased Shares:

(a)                                 Incorporation and Qualification. The Vendor is a corporation continued under the laws of the Province of Ontario and has the power to enter into and perform its obligations under this Agreement;

(b)                                 Corporate Authority. The execution and delivery of and performance by the Vendor of this Agreement have been authorized by all necessary action on the part of the Vendor;

(c)                                  No Violation or Breach. The execution and delivery of and performance by the Vendor of this Agreement:

(i)                                will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of the Vendor’s organizational documents,

(ii)                             except as would not have an adverse effect on the ability of the Vendor to consummate the transactions contemplated by this Agreement, will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any contracts or instruments to which the Vendor is a party, and

(iii)                          except as would not have an adverse effect on the ability of the Vendor to consummate the transactions contemplated by this Agreement, will not result in the violation of any applicable law;

(d)                                 Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding agreement of the Vendor, and assuming the due execution and delivery of this Agreement by the Purchasers, is enforceable against the Vendor in accordance with its terms subject only to any limitation under applicable laws relating to: (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e)                                  No Other Agreements to Purchase. Except for each Purchaser’s right under this Agreement, no person has any written or oral agreement, option or warrant for the purchase or acquisition from the Vendor of the Purchased Shares; and

(f)                                   Title to Purchased Shares. The Vendor is the sole registered and/or beneficial owner of the Purchased Shares with a good title, free and clear of all liens, charges, pledges, security interests and other encumbrances other than those restrictions on transfer, if any, contained in the articles of the Corporation, or applicable Securities Laws, including the federal and state securities laws of the United States. Upon completion of the transaction contemplated by this Agreement, each Purchaser will have good and valid title to its Purchased Shares, free and clear of all liens, charges, pledges, security interests and other encumbrances other than: (i) those restrictions on transfer, if any, contained in the articles of the Corporation or in the Purchased Shares; (ii) liens granted by a Purchaser; and (iii) those restrictions under applicable Securities Laws, including the federal and state securities laws of the United States.

(g)                                  Private Agreement Exemption. The Vendor did not acquire its Purchased Shares from others (other the Corporation) in order that the Purchasers might make use of the exemption provided by Section 4.2 of NI 62-104.

Section 5                                             Purchasers’ Representations and Warranties.

The Purchasers, severally, and not jointly, nor jointly and severally, represent and warrant as follows to the Vendor at the date of this Agreement and acknowledge and confirm that the Vendor is relying on such representations and warranties in connection with the sale by the Vendor of the Purchased Shares:

(a)                                 Incorporation and Qualification. To the extent such Purchaser is not an individual, such Purchaser is a corporation incorporated and existing under the laws of the jurisdiction of its organization and has the power to enter into and perform its obligations under this Agreement;

(b)                                 Corporate Authority. The execution and delivery of and performance by each Purchaser of this Agreement have been authorized by all necessary action on the part of each Purchaser, as applicable;

(c)                                  No Violation or Breach. The execution and delivery of and performance by each Purchaser of this Agreement:

(i)                                will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of a Purchaser’s constating documents or by-laws, as applicable;

(ii)                             except as would not have an adverse effect on the ability of a Purchaser to consummate the transactions contemplated by this Agreement, will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any contracts or instruments to which a Purchaser is a party; and

(iii)                          except as would not have an adverse effect on the ability of a Purchaser to consummate the transactions contemplated by this Agreement, will not result in the violation of any applicable law;

(d)                                 Execution and Binding Obligation. This Agreement has been duly executed and delivered by each Purchaser and constitutes a legal, valid and binding agreement of each Purchaser, and assuming the due execution and delivery of this Agreement by the Vendor, is enforceable against each Purchaser in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e)                                  Accredited Investor. Each Purchaser is an “accredited investor” within the meaning of NI 45-106 on the basis that such Purchaser is either (i) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000; or (ii) a person that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor.

(f)                                   U.S. Securities Laws.

(i)                                Investment Purpose. Each such Purchaser is acquiring its Purchased Shares for its own account and not with a view toward, or for resale in connection with, the sale or distribution thereof; provided, however, that by making the representations herein, each Purchaser does not agree to hold its Purchased Shares for any minimum or other specific term, and reserves the right to dispose of the Purchased

Shares at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.

(ii)                             Accredited Investor Status. Each such Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D as promulgated by the United States Securities and Exchange Commission under the 1933 Act.

(iii)                          Reliance on Exemptions. Each such Purchaser understands that the Purchased Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Vendor is relying in part upon the truth and accuracy of, and each such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of each such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of each such Purchaser to acquire its Purchased Shares.

(iv)                         Transfer or Resale. Each such Purchaser understands that the Purchased Shares are “restricted securities” within the meaning of the 1933 Act and have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless subsequently registered thereunder or sold, assigned or transferred pursuant to an exemption from registration under the 1933 Act.

(v)                            Legends. Each such Purchaser understands that any share certificates representing the Purchased Shares may bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such share certificates):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY UNDER A REGISTRATION PURSUANT TO THE SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

(g)                                  Certain Agreements. Each Purchaser acknowledges that the Vendor is party to the agreements set forth on Schedule “A” hereto and that the Vendor’s representations and warranties are qualified by reference to such agreements.

(h)                                 Not Jointly or in Concert. None of the Purchasers is acting jointly or in concert (as determined in accordance with Section 1.9 of NI 62-104) with one another in connection with the transactions contemplated herein.

(i)                                     Resale Restrictions.

(i)                                Each Purchaser acknowledges that Securities Laws impose resale restrictions on securities purchased by an “accredited investors” on a prospectus exempt basis and additional restrictions under the 1933 Act, and acknowledges that it will seek its own legal advice with respect to such restrictions.

(ii)                             Each Purchaser understands and acknowledges that in order to comply with resale restrictions under applicable Securities Laws described in this Section 5(j), any share certificates representing Purchased Shares shall also bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THAT DATE THAT IS THE LATER OF (I) [THE DATE FOUR MONTHS PLUS ONE DAY FROM DATE HEREOF] OR (II) THE DATE THE CORPORATION BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.”

(j)                                    Sophistication of Purchaser. Each Purchaser acknowledges and agrees that, except as set forth in this Agreement, the Vendor is not making any express or implied representations, warranties or assurances in connection with the purchase and sale of the Purchased Shares or with respect to the Corporation, its business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including contingent liabilities), operations or results of operations. Each Purchaser hereby agrees that it is purchasing the Purchased Shares on an “as is, where is” basis. Each Purchaser has such knowledge and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of making its investment decision regarding the purchase and sale of the Purchased Shares and of making an informed investment decision. Each Purchaser and/or the Purchasers’ advisor(s) have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Vendor concerning the Purchased Shares and the Vendor and all such questions have been answered to each Purchaser’s full satisfaction. Each Purchaser is not relying on the Vendor with respect to the tax and other economic considerations of the purchase and sale of the Purchased Shares, and each Purchaser has relied on the advice of, or has consulted with, its own advisors.

Section 6                                             Deliveries.

(1)                                 Upon execution of this Agreement, the Vendor shall deliver or cause to be delivered to each Purchaser, in form and substance satisfactory to the Purchaser acting reasonably, share certificates representing the Purchased Shares duly endorsed for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed, in either case by the holders of record, or to the extent such Purchased Shares are in book-entry form, other customary instruments of assignment for book-entry transfers.

(2)                                 By executing this Agreement, each Purchaser acknowledges receipt of the Purchased Shares as contemplated in Section 6(1).

(3)                                 Upon execution of this Agreement, the Purchasers shall pay or satisfy the aggregate Purchase Price in accordance with Section 3(1).

Section 7                                             Closing.

The Closing shall take place at the Closing Time at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9.

Section 8                                             Survival of Covenants, Representations and Warranties.

(1)                                 The covenants, representations and warranties of the Vendor contained in this Agreement and in any certificates or documents delivered pursuant to or in connection with the transactions contemplated by this Agreement shall survive the Closing and, notwithstanding Closing shall continue in full force and effect for the benefit of each Purchaser without limitation of time, subject only to applicable limitation periods imposed by law.

(2)                                 The covenants, representations and warranties of the Purchasers contained in this Agreement and in any certificates or documents delivered pursuant to or in connection with the transactions contemplated by this Agreement shall survive the Closing and, notwithstanding Closing shall continue in full force and effect for the benefit of the Vendor without limitation of time, subject only to applicable limitation periods imposed by law.

Section 9                                             Time of the Essence.

Time shall be of the essence of this Agreement.

Section 10                                      Currency.

All references in this Agreement to dollars, or to C$ are expressed in Canadian currency unless otherwise specifically indicated.

Section 11                                      Announcements.

No press release, public statement or announcement or other public disclosure (a “Public Statement”) with respect to this Agreement or the transactions contemplated in this Agreement may be made except with the prior written consent and joint approval of the Vendor and the Purchasers, or if required by law or a Governmental Entity, provided however that nothing herein shall restrict or prohibit the Purchaser from complying with its early warning reporting obligations, including the obligation to issue and file a news release under Section 5.2 of NI 62-104, and no consent or approval from the Vendors shall be required in such circumstance. Subject to the immediately preceding sentence, where the Public Statement is required by Law or a Governmental Entity, the Party required to make the Public Statement will use its commercially reasonable efforts to obtain the approval of the other Party as to the form, nature and extent of the disclosure.

Section 12                                      Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Vendor and the Purchasers.

Section 13                                      Expenses.

Each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by them. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel.

Section 14                                      Enurement.

This Agreement shall become effective when executed by the Vendor and the Purchasers and after that time shall be binding upon and enure to the benefit of the Parties and their respective heirs, executors, personal legal representatives, successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by either Party without the consent of the other Party.

Section 15                                      Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to the subject matter of this Agreement. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 16                                      Schedules.

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

Section 17                                      Waiver.

(1)                                 No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver.

(2)                                 No failure on the part of the Vendor or a Purchaser to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

Section 18                                      Further Assurances.

Each of the Parties covenants and agrees to do such things, to attend such meetings and to execute such further documents and assurances as may be deemed necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.

Section 19                                      Severability.

If any provision of this Agreement shall be determined to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

Section 20                                      Governing Law.

(1)                                 This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)                                 Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 21                                      Counterparts.

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

APHRIA INC.

By:	Signed “Carl Merton”
Name: Carl Merton
Title: Chief Financial Officer

Signature Page — Share Purchase Agreement

2208744 ONTARIO INC.

By:	Signed “Jack Serruya”
Name: Jack Serruya
Title: Director

2208742 ONTARIO INC.

By:	Signed “Simon Serruya”
Name: Simon Serruya
Title: Director

2118769 ONTARIO INC.

By:	Signed “Michael Serruya”
Name: Michael Serruya
Title: Director

ROCKSTAR KIDS LTD.

By:	Signed “Catherine DeFrancesco”
Name: Catherine DeFrancesco
Title: Director

NG BAHAMAS LTD.

By:	Signed “Catherine DeFrancesco”
Name: Catherine DeFrancesco
Title: Director

“A - 1

SCHEDULE “A”

•                  Investor Rights Agreement, dated as of July 20, 2017 between the Vendor and the Corporation.

•                  Registration Rights Agreement, dated as of July 20, 2017 between the Vendor and the Corporation.

•                  Trademark License Agreement, dated as of July 20, 2017 between the Vendor and Liberty Health Sciences USA Ltd., a wholly-owned subsidiary of the Corporation.

•                  Know-How License Agreement, dated April 25, 2017, with effect from April 15, 2017, between the Vendor and Liberty Health Sciences USA Ltd., a wholly-owned subsidiary of the Corporation.

“A - 2

SCHEDULE “B”

Purchasers’ Pro Rata Share:

[REDACTED]

“B - 1

SCHEDULE “C”

FORM OF PROMISSORY NOTE

[REDACTED]

“B - 2

SCHEDULE “D”

FORM OF GUARANTEE

[REDACTED]

“B - 3